UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

IEC Electronics Corp.

(Name of Subject Company)

IEC Electronics Corp.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number of Class of Securities)

Jeffrey T. Schlarbaum

President and Chief Executive Officer

IEC Electronics Corp.

105 Norton Street

Newark, New York 14513

(315) 331-7742

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Alexander R. McClean, Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, NY 14604

Telephone: (585) 232-6500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by CTI Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Creation Technologies International Inc., a Delaware corporation (“Parent”) for all of the outstanding shares of common stock, par value $0.01 per share of IEC Electronics Corp., a Delaware corporation (the “Company” or “IEC”) to be commenced pursuant to the terms of the Agreement and Plan of Merger, dated as of August 12, 2021 (the “Merger Agreement”), by and among, the Company, Parent, Purchaser and Creation Technologies Inc., a Delaware corporation (the “Guarantor”). If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following information and documents relating to the Offer and the Merger:

•	Exhibit 99.1 Press Release regarding Merger Agreement issued by IEC Electronics Corp.

•	Exhibit 99.2 Email to IEC Employees

•	Exhibit 99.3 Email to IEC Customers

•	Exhibit 99.4 Email to IEC Suppliers

The items listed above were first used or made available on August 12, 2021. In addition, the information set forth under Items 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on August 12, 2021 (including all exhibits attached thereto) are incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed acquisition of the Company, the Purchaser will commence a tender offer for all of the outstanding shares of the Company’s common stock, par value $0.01 per share (“Common Stock”). The tender offer for Common Stock has not yet commenced. This communication is neither an offer to buy nor the solicitation of an offer to sell any securities. It is also not a substitute for the tender offer materials that Purchaser will file with the U.S. Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. The solicitation and the offer to buy shares of Common Stock will be made only pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to the Company’s stockholders when available and may also be obtained by contacting IEC’s Corporate Secretary at (315) 331-7742. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov upon filing with the SEC. IEC’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PURCHASER OR IEC WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PURCHASER AND IEC.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including statements regarding our pending acquisition by Parent and Purchaser (the “Transaction”), including the expected timing of the closing of the Transaction and considerations taken into account by our Board of Directors in approving the Transaction. These forward-looking statements involve risks and uncertainties, many of which are outside management’s control. If any of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, our actual results could differ materially from the results expressed or implied by these forward-looking statements.

These risks and uncertainties include risks associated with: the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that a sufficient number of IEC’s stockholders do not participate in the Transaction; the risk that the Merger Agreement may be terminated in circumstances that require IEC to pay a termination fee; potential litigation relating to the Transaction; the failure to satisfy other conditions to completion of the Transaction, including the receipt of all regulatory approvals related to the Transaction (and any conditions, limitations or restrictions placed on these approvals); the failure of the Parent to consummate the necessary financing arrangements; risks that the tender offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, including the continued impact of the COVID-19 pandemic, and other risks and uncertainties; uncertainties as to the timing of the consummation of the Transaction and the ability of each party to consummate the Transaction; and the risks described in the filings that we make with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, which was filed with the SEC on November 20, 2020, and in our latest Quarterly Report on Form 10-Q, which was filed with the SEC on May 5, 2021 and which should be read in conjunction with our financial results and forward-looking statements. Our filings with the SEC are available on the Investors page of our website at www.iec-electronics.com. All forward-looking statements in this communication are based on information available to us as of the date of this communication, and we do not assume, and expressly disclaim, any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Exhibit No.	Description

Exhibit 99.1	Press Release regarding Merger Agreement issued by IEC Electronics Corp. on August 12, 2021, (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company on August 12, 2021 (File No. 001-34376))

Exhibit 99.2	Email to IEC Electronics Corp. Employees from Jeffrey T. Schlarbaum, dated August 12, 2021

Exhibit 99.3	Email to IEC Electronics Corp. Customers from Jeffrey T. Schlarbaum, dated August 12, 2021

Exhibit 99.4	Email to IEC Electronics Corp. Suppliers from Jeffrey T. Schlarbaum, dated August 12, 2021